March 6, 2006
Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E. Mail Stop 4561
Washington, D.C. 20549

RE:	HSBC Finance Corporation Form 10-K for Fiscal Year Ended December 31, 2004 Filed February 28, 2005 File No. 001-8198
Dear Mr. Vaughn:
This letter is the response of HSBC Finance Corporation (the “Company” or “HSBC Finance”) to the Comment letter issued by your office dated February 17, 2006. We have printed your comments below in bold type, followed by HSBC Finance Corporation’s response.
Liquidity and Capital Resources, page 63
1.	We note your response to comment 1 of our letter dated January 30, 2006. We do not believe that in order for a newly originated or acquired receivable to be classified as held for sale in accordance with SOP 01-6, management must have a commitment to sell such loan upon origination or acquisition. We also do not believe that in determining whether receivables are held for investment or held for sale it is appropriate to follow the criteria in paragraph 30 of SFAS 144 regarding non-financial assets to be held for sale because (1) SFAS 144 (paragraph 5) specifically excludes financial instruments from its scope and (2) the guidance in SFAS 144 is inconsistent with the specific accounting guidance applicable to the receivables in question. The appropriate literature to look to for determining when receivables and loans generally are to be considered held for sale is SOP 01-6 and SFAS 65. We believe that the guidance in SOP 01-6 indicates that newly originated or acquired receivables should be classified as held for investment (or not held for sale) only when management has the intent and ability to hold the receivables for the foreseeable future or until maturity or payoff. We do not believe that there are specific criteria or bright line tests for determining when management has formed the intent to hold newly originated or acquired receivables. Like other intent based determinations, we believe whether or not management has an intention to hold should be based on management’s expectations at the time. It is unclear to us how you determined in 2002 and 2003 that management had the intent to hold all newly originated or acquired receivables for the foreseeable future, when based on the information you provided in Attachment B, management appears to have had in place at the time of origination or acquisition a plan to sell certain types of receivables in securitization transactions to meet anticipated funding needs. Please

Mr. Kevin Vaughn
March 6, 2006
reconcile for us the plans you had in place during 2002 and 2003 to meet funding needs through the sale of certain receivables to your assertion that management had the intention to hold all loans newly originated or acquired during this period for the foreseeable future or until maturity or payoff.

Response: We again thank the Staff for sharing their detailed views on this topic with us in our earlier conference call. The Company now has a better appreciation for the basis of the views expressed by the Staff. In particular, we are grateful for and concur with the Staff’s definition and comments on the terms “commitment” and “reasonably possible.”

The Company agrees with the Staff that classification of receivables as held for investment (or not held for sale) is appropriate when the intent and ability to hold receivables for the foreseeable future or until maturity exists. We also agree that a specific commitment to sell a loan at origination is not required in order for a loan to be considered held for sale at the time of origination.

The Company does however, continue to believe that the Office of the Controller of the Currency’s (“OCC”) April 2005 Bank Accounting Advisory Series guidance relating to topic 2E, “Loans Held for Sale” issued by the Office of the Chief Accountant is relevant for determining held for sale classification and has considered this guidance in evaluating intent. Further, the Company does not believe the OCC guidance is relevant only to situations involving transfers to held for sale subsequent to origination or acquisition. We still do not understand the technical basis for having two different approaches to evaluating intent which depend upon whether evaluation occurs at origination or subsequent to origination. The Company also does not believe that the views expressed by the Staff during our conference call on February 21, 2006 with respect to applying held for sale accounting as a “top-level” adjustment for a portfolio of loans rather than on a specific loan basis are currently being applied by the financial services industry as a whole and would represent a departure from current practice.

Given the above, the Company believes there appears to be a legitimate difference of opinion on this topic between the Staff, the bank regulators and the financial services industry as a whole. As a major subsidiary of a U.S. bank holding company, we would be grateful if the Staff could discuss this matter with the bank regulators (the Federal Reserve Bank and the OCC) to determine whether consistent views are held by all federal regulatory authorities.

Notwithstanding the above, we are mindful of the Staff’s views on this topic as expressed during our call and accordingly, the Company has attempted to review the potential impact of following the Staff’s interpretation on its financial statements in various years. As previously discussed, the Company began structuring all new secured funding transactions as secured financings under SFAS 140 beginning in the third quarter of 2004 in order to align our US GAAP accounting treatment with the accounting treatment under IFRS, the primary GAAP of our ultimate parent company. Thus, at December 31, 2004, there were no receivables involving securitization for which held for sale classification was necessary. In its Annual Report on Form 10-K for the year ended December 31, 2003, the Company signaled its intention to structure more securitization transactions as secured financings rather than sales and in fact, securitizations structured as sales in the first half of 2004 were approximately 30 percent of the level experienced in the first half of 2003 and approximately 17 percent of the level experienced in the first half of 2002. In addition, the funding plans for 2004 which were prepared in the fourth quarter of 2003

Mr. Kevin Vaughn
March 6, 2006
show a dramatic decrease in anticipated securitization transactions structured as sales and subsequent funding plan updates into early 2004 continued to reflect further decreases. As such, the Company believes historical securitization activity prior to 2004 is not determinative in evaluating whether any loans should be classified as held for sale as at December 31, 2003. Given: (i) the Company’s published decision to align more closely its reporting with that of its parent; (ii) the consequent shift of the Company’s funding plan to substantially less securitization structured as sales in 2004; and (iii) the continuing decline in such activity in subsequent funding plan updates, the Company believes that “intent to hold” has been established and, therefore, a held for sale classification for receivables involving securitization is not warranted at December 31, 2003.

The Company concurs with the Staff that whether or not management has an intention to hold receivables for the foreseeable future should be based on management’s expectations at the time. Accordingly, for 2002, the Company has attempted to reconstruct what management’s thought process and intent to sell loans was at that time. As the Staff may be aware, many key individuals who were with the Company at that time no longer work for the Company, making the task difficult. As explained in our previous letter, initial securitization activity was significantly higher in 2002 as a result of the execution of our liquidity management plans and our response to volatile market conditions for unsecured debt. In our efforts to reconstruct 2002, we have focused our analysis on auto finance due to the relatively higher volumes securitized compared with the originations.

We specifically looked at auto loans securitized in 2002 and 2003 by year of origination in order to estimate what receivables may have been on our balance sheet at December 31 of the previous year that were subsequently securitized. For this exercise, we made the assumption that “intent” equals the historical outcome. This exercise revealed that there were approximately $500 million in auto finance receivables (0.6 percent of total receivables) on the Company’s books at December 31, 2001 which were subsequently securitized in 2002 and approximately $330 million in auto finance receivables (0.4 percent of total receivables) on the Company’s books at December 31, 2002 which were subsequently securitized in 2003. The inference to be drawn is that these amounts represent auto loans held for sale as at December 31, 2001 and 2002 under the views expressed by the Staff. Because such loans cannot be securitized unless they are 30 days or less delinquent, the loss reserves associated with these loans were minimal. As gains were recorded at the point of sale, we have concluded that the fair value exceeded cost, indicating that no lower of cost or market adjustment would have been necessary. We do not believe these amounts to be material to the balance sheet, income statement or statement of cash flows. See Attachment A for this analysis. In evaluating materiality, we have also considered the impact on disclosures contained in our financial statements including but not limited to credit quality and cash flow and do not believe a held for sale classification would have altered the decision making of our investors at that time.
In connection with the responses provided above, HSBC Finance hereby acknowledges that:
•	HSBC Finance is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referred to above; and

Mr. Kevin Vaughn
March 6, 2006
•	HSBC Finance may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about this letter, our responses or the referenced filings, please call Patrick D. Schwartz, Vice President – Deputy General Counsel-Corporate of HSBC Finance Corporation (847) 564-6301 or Beverley A. Sibblies, Senior Vice President and Chief Financial Officer of HSBC Finance Corporation (847) 597-5034.
It would greatly assist us if we could resolve all matters in the Staff’s letter of February 17, 2006 as soon as possible. If it would help the Staff, the Company would, of course, be pleased to either organize a conference call or to meet with the Staff at its convenience to discuss its letter and the responses thereto. Please send any future facsimile transmissions to (847) 205-7452.
Sincerely,
Beverley A. Sibblies
Senior Vice President and Chief Financial Officer
HSBC Finance Corporation
cc: Ms. Angela Connell, Securities and Exchange Commission

HSBC Finance Corporation

Analysis of Securitization Activity — Owned Auto Loans	ATTACHMENT A
2001 and 2002 (In millions)
For purposes of the analysis below, the Company specifically looked at auto loans securitized in 2002 and 2003 by year of origination in order to estimate the impact of receivables on our balance sheet at December 31 of 2001 and 2002 that were subsequently securitized. For this exercise, we made the assumption that “intent” equals the historical outcome. The inference to be drawn is that these amounts as of December 31, 2001 and 2002 represent auto loans held for sale (HFS) under the views expressed by the Staff. The Company does not believe these amounts to be material to the balance sheet, income statement or statement of cash flows.

		2001		2002	2003
Balance Sheet:

Auto Loans at December 31		2,369		2,024

Auto Loans Originated/Acquired In:
2002	3,734
2003			4,733

Auto Loans Securitized in 2002/2003 By Vintage:
2000 and prior	(3)		(6)
2001	(501)		(4)
2002	(2,785)		(321)
2003			(1,192)

Total (As noted in Attachment C of February 10 Letter)	(3,289)		(1,523)

Auto Loans on Books Deemed Held For Sale at Dec. 31, Based on Subsequent Year Securitizations		504		331
Loss Reserves of Deemed HFS Loans		(2)		(2)

NBV		502		329

Deemed HFS Auto Loans/Auto Loans at Dec. 31		21%		16%
Deemed HFS Auto Loans/Total Company Receivables		0.6%		0.4%

Income Statement:	Fair Value is greater than Book Value as gain on sale has been recorded on all securitization transactions. Thus, there is no income statement impact of deemed HFS.

	2001	2002	2003
Cash Flow:

Operating Cash Flows In (Volume Securitized):
Receivables sold originated in prior years	463 *	504	331	Total of these 2 lines will
Receivables sold originated in current year	2,111 *	2,785	1,192	agree to volume per Attch.
				C of February 10 letter.

Operating Cash Flows Out (Originations HFS):
Receivables originated in current year and sold	(2,111)	(2,785)	(1,192)
Receivables originated in current year and sold in a later year	(501)	(321)

Change In Net Operating Cash Flows	(38)	183	331

Operating Cash Flows as Reported in 2004 10-K	5,518	7,469	6,577
% Change	-0.7%	2.5%	5.0%

Investing Cash Flows as Reported in 2004 10-K	(16,084)	(9,810)	(15,563)
% Change	0.2%	-1.9%	-2.1%

Note: Auto Loans greater than 30 days delinquent cannot be selected for securitization.
*	Estimated.